No. 1010

/A00-AB0/REL/07

Jakarta, 21 November 2007

Ibu Irawati Widyaningtyas

Divisi Pencatatan Sektor Jasa

Gedung Bursa Efek Jakarta

Jl. Jend. Sudirman Kav. 52-53

Jakarta

Subject

: Indosat’s Explanation Relating to the Decision of the

   Commission for the

   Supervision of the Business

   Competition (KPPU)

Dear Ibu Widyaningtyas,

Referring to the Jakarta Stock Exchange (JSX) request on the explanation relating to the decision of the Commission for the Supervision of the Business Competition (KPPU) published in the media on 19 November 2007, and its impact to the company, following are the explanation to your queries:

1.

Explanation relating to the KPPU decision published in the media

The Company noted that there were news on by KPPU’s decision on the allegation of the violation of law No.5/1999 relating to the cross ownership of Temasek Holdings and the monopolistic practices by Telkomsel through the media on 19 November 2007.

Related to this matter, the Company is not in the position to comment further on the decision as the Company is not one of the reported part ies ~~y~~ in the case. However, as a law abiding Company, we have fulfilled our duties as a witness and attended the KPPU’s summon and disclosed related information according to the existing rules and regulation.

2.

Impact of the KPPU Decision to the Company’s Performance

~~Our Draft :~~

~~[Related to KPPU’s decision, up to the present moment, our operational activities are conducted as usual. The management will manage the Company and achieve the Company’s targets as planned.]~~

  ~~Pak Wong’s Comment :~~

~~[~~ KPPU’s decision as we know it today, is mainly related to the shareholders. The operational activities of the Company will not be impacted as we are ~~being managed~~ a professional ~~ly.~~ m ~~M~~ anagement that will continue to strive to achieve ~~its target as~~ our planned targets .. ~~]~~

Furthermore, and to ~~Based on our~~ the best of our knowledge we are not aware of any material changes to the ownership structure. , ~~related to status of ownership there are no material changes.~~

We …../

No. 1010

/A00-AB0/REL/07

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~~However, kindly be informed~~ We would like to reiterate that as a public ally listed company o ~~i~~ n the Jakarta Stock Exchange, Surabaya Stock Exchange and New York Stock Exchange, we continuously strive to adopt the highest standard of Good Corporate Governance (GCG)  principles. The Company’s management, namely the Board of Directors and the Board of Commissioners has carried out their function to manage and supervise the Company’s activities based on the Company’s Articles of Association and the GCG principles for the best interest of the shareholders. We have reported our performances on a regular basis to the capital market authorities, shareholders  and public through the Company’s Quarterly and  Annual Reports as well as to the General Meeting of Shareholders.

Thank you for your kind attention.

Sincerely yours,

President Director

Johnny Swandi Sjam.

~~President Director~~

CC: ~~Cc:~~

1.

Head of PKP Service Sector – Bapepam-LK

2.

Head of the Sector Service Listing Division – The Jakarta Stock Exchange.